UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42210

Reitar Logtech Holdings Limited

(Translation of registrant’s name into English)

c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Change in Registrant’s Certifying Accountant.

On June 23, 2025, Reitar Logtech Holdings Limited (the “Company”) appointed Enrome LLP (“Enrome”) as its independent registered public accounting firm, effective on the same day. Enrome replaced WWC, P.C. (“WWC”), the former independent certified public accounting firm of the Company, which the Company dismissed on June 23, 2025. The appointment of Enrome and the dismissal of WWC were made after a careful consideration and evaluation process by the Company and were approved by the audit committee of the board of directors of the Company (the “Board”) and ratified by the Board. The Company’s decision to make this change was not the result of any disagreement between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of WWC on the consolidated financial statements of the Company as of and for the years ended March 31, 2023 and 2024 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years ended March 31, 2023 and 2024, the period during which WWC was engaged as the Company’s independent certified public accounting firm, there were (i) no disagreements with WWC on any matter of accounting principles or practices, financials statement disclosure or auditing scope or procedures, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference thereto in its reports on the consolidated financial statements for such years, and (ii) no reportable events as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

The Company provided WWC with a copy of the disclosures it is making in this Report on Form 6-K and requested that WWC furnish it with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not it agrees with the above disclosures and, if not, stating the respects in which it does not agree. A copy of WWC’s letter to the SEC, dated June 23, 2025, is attached as Exhibit 16.1 to this Form 6-K.

During the Company’s fiscal years ended March 31, 2023 and 2024 and the subsequent interim period through June 23, 2025, neither the Company, nor anyone acting on its behalf, consulted with Enrome regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and no written report or oral advice was provided that Enrome concluded was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ended March 31, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 by reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of WWC, P.C. to the Securities and Exchange Commission dated June 23, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reitar Logtech Holdings Limited

	By:	/s/ Kin Chung Chan
	Name:	Kin Chung Chan
	Title:	Director, Chairman and Chief Executive Officer

Date: June 23, 2025

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